PARKER DRILLING COMPANY
5 Greenway Plaza, Suite 100
Houston, Texas 77046
Telephone: (713) 406-2000

August 17, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010
Attention: H. Roger Schwall
Assistant Director
Office of Natural Resources

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-219239)

 Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Parker Drilling Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 3:00 p.m., Washington, D.C. time, on August 21, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Kelly B. Rose at (713) 229-1234.

Very truly yours,
PARKER DRILLING COMPANY

By: /s/ Jon-Al Duplantier
Jon-Al Duplantier
Senior Vice President, Chief Administrative Officer, Interim Chief Financial Officer and General Counsel

cc:    Irene Barberena-Meissner, Securities and Exchange Commission
Timothy S. Levenberg, Securities and Exchange Commission
Kelly B. Rose, Baker Botts L.L.P.